UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SEC File Number
FORM 12b-25	000-53490

NOTIFICATION OF LATE FILING	CUSIP Number
38528G 107

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For period ended:	September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Grand China Energy Group Limited

Full Name of Registrant

Room 1601, 16/F, China Taiping Tower Phase II, 8 Sunning Road, Causeway Bay

Address of Principal Executive Office (Street and Number)

Hong Kong

City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the “Report”) by the prescribed date of November 16, 2015, without unreasonable effort or expense, because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the registrant intends to file the Report on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Peifeng Huang	(86)	13611930299
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

2

Grand China Energy Group Limited

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 16, 2015	By:	/s/ Peifeng Huang
Name: Peifeng Huang
Title: Chief Financial Officer

 3